Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
December 30, 2008
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     cc: Patrick Gilmore — Staff Accountant
Re:	Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008 Filed September 12, 2008
Definitive Proxy Statement Filed October 31, 2008

SEC File No. 000-21180
Dear Ms. Collins:
     We are in receipt of a letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 19, 2008 relating to the above referenced filings of Intuit Inc. We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements, and we are committed to providing you with the information you have requested. Intuit plans to submit its response to the Staff’s comments on or before January 16, 2009.
     If you have any questions in the meantime, please contact Jeff Hank, our Vice President, Corporate Controller at (650) 944-3891 or Tyler Cozzens, our Deputy General Counsel, at (650) 944-5574.

Very truly yours, Intuit Inc.
/s/ Tyler R. Cozzens
Tyler R. Cozzens
Deputy General Counsel